April 9, 2012

VIA EDGAR CORRESPONDENCE

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	GeneLink, Inc. Form 8-K Filed March 20, 2012 File No. 000-30518

Dear Ms. Jenkins,

On behalf of GeneLink, Inc. (the “Company”), I am responding to the comments of the staff of the Division of Corporate Finance (the ”Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter of April 3, 2012 with respect to the Company’s Form 8-K Filed March 20, 2012. For your convenience, the response below corresponds to the comment in bold that immediately precedes it, which has been reproduced from the Staff’s letter.

1.	Please tell us how you analyzed Rule 2-01(c)(4) of Regulation S-X in reaching your apparent conclusion that Cross, Fernandez and Riley, LLP (“CFR”) is independent of you. We note that you engaged CFR to advise you on the appropriate accounting treatment to be utilized regarding the sale of GeneWize Life Sciences, Inc., and that you applied the advised treatment.

Response:

In December 2011, GeneLink, Inc. (“GeneLink”) engaged Cross Fernandez & Riley, LLP (“CFR”) to assist in the application of the accounting standards related to various agreements executed in October 2011 in connection with the sale of our subsidiary, GeneWize Life Sciences, Inc. (“GeneWize”). Through various meetings, GeneLink identified eight key terms in these agreements that needed to be researched to determine appropriate application. GeneLink provided CFR the various excerpts from these agreements that were important to the accounting application. GeneLink had numerous meetings as CFR began to research the complex accounting standards and concluded with a written report CFR provided which was included in our Form 8-K filing on March 20, 2012. GeneLink made the final determination as to the appropriate accounting used and also hired a valuation expert unrelated to CFR as certain of the accounting required valuation of warrants. CFR had no involvement in the valuation of the warrants.

Prior to the engagement of CFR, GeneLink discussed with them whether they were independent of our Company in light of the recent accounting assistance services they provided as discussed in our Form 8-K dated March 20, 2012.

GeneLink considered Rule 2-01 (c)(4)(i) of Regulation S-X and does not believe the accounting assistance provided by CFR was bookkeeping services as CFR did not maintain or prepare our accounting records, financial statements or source data underlying our financial statements. GeneLink also considered Rule 2-01(c)(4)(vi) of Regulation S-X and do not believe the accounting assistance provided by CFR is considered a decision-making function as CFR did not act as management . Management of GeneLink is responsible for the financial statements and the choices and judgments inherent in their presentation. GeneLink did not delegate that responsibility to CFR.

GeneLink also looked to a speech by Vassilios Karapanos, Associate Chief Accountant of the SEC’s OCA staff, at the AICPA SEC Conference on December 10, 2007, which provides guidance regarding rendering accounting application assistance to an audit client. GeneLink understands that Mr. Karapanos’ statements are not binding on the Commission, but believes that they are illustrative with respect to this matter.  He specifically noted certain services that will not impair an auditors’ independence when providing accounting application to assistance to an audit client as follows:

•	Discussing the requirements and the related concepts, terminology and implementation issues related to an accounting application
•	Providing sample journal entries that help management understand the accounting application
•	Discussing factors to be considered in making judgments that become critical in the accounting process
•	Discussing the nature of relevant model inputs and related sources of information

Mr. Karapanos also states in his speech, “In general the staff believes that the auditor may provide advice to the audit client on the proper application of accounting and assist him or her in gaining an understanding of methods, models, assumptions and inputs used by such accounting application or standard.”

In addition, in the Karapanos speech mentioned above, he refers to the Staff Statement on Management’s Report on Internal Control over Financial Reporting ( May 16, 2005) which addressed this issue from an internal control perspective when implementing Section 404 of the Act as follows:

“The staff recognizes that questions arise in certain circumstances as to the proper application of accounting standards. Investors benefit when auditors and management engage in dialogue, including regarding new accounting standards and appropriate accounting treatment for complex or unusual transactions. The staff believes that as long as management, and not the auditor, makes the final determination of the accounting used, and the auditor does not design or implement accounting policies, such involvement is appropriate and is not of itself indicative of a deficiency in the registrant’s internal control over financial reporting.”

Based on the above guidance, GeneLink does not believe CFR provided non-audit services as defined by Rule 2-01(c)(4) of Regulation S-X, and therefore do not believe CFR’s independence was impaired as a result of providing the accounting assistance services discussed in our Form 8-K dated March 20, 2012.

In connection with the response to the Staff comment letter, the Company, through the undersigned officer, hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me after you have had a chance to review these responses so that the Company may resolve any further comments that the Staff may have.

Sincerely,

/s/ Bernard L. Kasten, Jr., M.D.
Bernard L. Kasten, Jr., M.D. Chief Executive Officer

cc: Jamie Kessel, Staff Accountant